July 21, 2025

Daniel Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Mr. Greenspan:

On May 22, 2025, the Registrant, on behalf of its series, Goose Hollow Multi-Strategy Income ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on July 16, 2025, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses.

Prospectus

Comment 1: Please revise the disclosure above the fee table to mirror Item 3 of Form N-1A.

Response: The Registrant has revised the disclosure as follows.

Fees and Expenses of the Fund: This table describes the fees and expenses, excluding any brokerage fees, that you may pay if you buy, sell, and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Comment 2: Please include disclosure of the concept of duration, including what it is and a brief example, in the second paragraph under the “Principal Investment Strategies” heading.

Response: The Registrant has added the following disclosure following the second sentence of the second paragraph.

Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security's price to changes in interest rates. The fund with a longer average portfolio duration will be more sensitive to increases in interest rates than the fund with a shorter average portfolio duration. For example, the price of a bond fund with an average duration of eight years would generally be expected to fall approximately 8% if interest rates rose by one percentage point.

Comment 3: Please include the performance information for the Fund as it has been in operations for more than one full calendar year.

Response: The Registrant revised the performance section of the prospectus to the following.

The performance table below shows the variability of the Fund’s returns over time, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Fund’s shares for each full calendar year since the Fund’s inception. The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based market index. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Updated performance information is available at no cost by calling (866) 898-6447 and is also available at https://ghms.gham.co.

Performance Bar Chart

Best quarter:	9/30/2024	4.78%
Worst quarter:	12/31/2024	-2.86%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2024)

	One Year	Since Inception (since 11/14/23)
Return Before Taxes	2.43%	5.34%
Return After Taxes on Distributions	0.62%	3.59%
Return After Taxes on Distributions and Sale of Fund Shares	1.44%	3.35%
Bloomberg U.S. Aggregate Bond Index(1)	1.25%	6.78%

(1) The Bloomberg U.S. Aggregate Bond Index is a broad-based flagship benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, fixed rate agency MBS, ABS and CMBS (agency and non-agency). Index returns, unlike the Fund’s returns, do not reflect any fees or expenses. Investors cannot invest directly in an index.

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If you have any questions or additional comments, please call the undersigned at 216-566-5706 or Zeynep Kart at 614-469-3215.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla